FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








                    HSBC IN SINGAPORE TO SELL HSBC BUILDING
                      IN RAFFLES PLACE FOR US$92.6 MILLION

The Hongkong and Shanghai Banking Corporation Limited has entered into an agreement to sell HSBC Building in Singapore for S$152 million (equivalent to US$92.6 million) to CapitaCommercial Trust (CCT), a Singapore listed real estate investment trust. The sale price comprises S$147 million (US$89.6 million) for the building and S$5 million (US$3 million) in respect of the cost of constructing a glass facade for the building.

Upon completion of the sale and purchase transaction, CCT has agreed to lease the building to HSBC in Singapore for seven years. Completion of the transaction is subject to certain conditions being met.

HSBC Building is a 21-storey office building with three basement levels with a net lettable area of 18,624 sq m (about 200,467 sq ft).

Paul Lawrence, chief executive officer of HSBC in Singapore, said: "This is part of the ongoing management of our assets. With the leaseback arrangement, it will provide us with a great deal more flexibility to review our operational space requirements going forward."

Notes to editors

1. HSBC in Singapore
The HSBC Group's history in Singapore dates back to 1877 when its founding member, The Hongkong and Shanghai Banking Corporation Limited, opened its first branch. Today, HSBC has a network of 10 branches incorporating four Premier centres and 27 automated teller machines in Singapore, including four at offsite locations. A qualifying full bank, HSBC in Singapore offers a comprehensive range of services including personal and commercial banking, investment and private banking, insurance, forfaiting and trustee services, leasing and securities and capital markets services.

2. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from approximately 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03/02/2005